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SEC Mail Processing Section

JUN 14 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOTILAL OSWAL SECURITIES, INTL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MOTILAL OSWAL TOWERS, GOKHALE + SAYANI ROAD
(No. and Street)

MUMBAI (City) INDIA (State) 400-025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES B. AHLFELS 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE (Address) NEW YORK (City) N.Y. (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 JUN 14 PM 2:47 OTM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, AJAY . MENON ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED, as of ______________________, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF COMPLIANCE OFFICER

Title


SECURITIES INTERNATIONAL PRIVATE LIMITED

____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2017


RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, New York 10022
212.868.3669
212.838.2676/ Fax
www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Motilal Oswal Securities International Private Limited

We have audited the accompanying financial statements of Motilal Oswal Securities International Private Limited (the "Company") which comprise the statement of financial condition as of March 31, 2017, and the related statements of operations and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a 5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Motilal Oswal Securities International Private Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial condition of Motilal Oswal Securities International Private Limited as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, the reconciliation pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission and information relating to the computation for determination of requirements under rule 15c-3 have been subjected to audit procedures performed in conjunction with the audit of Motilal Oswal Securities International Private Limited's financial statements. The supplemental information is the responsibility of Motilal Oswal Securities International Private Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities

and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, New York
June 13, 2017

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

Assets		
Cash and Cash Equivalents	$	585,926
Prepaid Service Tax		2,453
Prepaid MAT Entitlement		21,865
Loan and Advances-Related Party		21,333
Due from Parent		41,379
Deferred Taxes Receivable		12,825
Prepaid expenses and Other assets		11,850
Total Assets	$	697,631
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Expenses	$	44,889
Total Liabilities		44,889
Stockholder's Equity		
Common Stock, $0.2028 par value 10,000,000 authorized, 4,569,200 shares issued and outstanding		926,944
Accumulated Deficit		(83,065)
Accumulated Other Comprehensive Loss		(191,137)
Total Stockholder's Equity		652,742
Total Liabilities and Stockholder's Equity	$	697,631

The accompanying notes are an integral part of this financial statement.

Motilal Oswal Securities International Private Limited
STATEMENT OF OPERATIONS and COMPREHENSIVE LOSS
FOR THE YEAR ENDED MARCH 31, 2017

Revenue		
Advisory Fees from Related Party	$	279,918
Interest Income		2,409
Total Revenue		282,327
Operating Expenses		
Professional Services		87,891
Occupancy and Equipment		10,806
Technology and Communications		563
Other General Administrative		193,914
Total Operating Expenses		293,174
Net Loss from Operations before Other Comprehensive Loss and Income Tax		(10,847)
Income Tax Expense		13,434
Net Loss after Income Tax Expense		(24,281)
Other Comprehensive Income		
Foreign Currency Translation Adjustment		13,056
Comprehensive Loss	$	(11,225)

The accompanying notes are an integral part of this financial statement.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

	Common Stock		Accumulated	Accumulated Other Comprehensive	Total Stockholder's
	Shares	Amount	Deficit	-Loss	Equity
Balance - March 31, 2016	4,569,200	$ 926,944	$ (58,784)	$ (204,193)	$ 663,967
Net Loss			(24,281)		(24,281)
Foreign Currency Translation Gain				13,056	13,056
Balance - March 31, 2017	4,569,200	$ 926,944	$ (83,065)	$ (191,137)	$ 652,742

The accompanying notes are an integral part of these financial statements

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

Cash Flows from Operating Activities		
Net Loss	$	(24,281)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increases) Decreases in operating assets and liabilities:		
Due from Parent		(337)
Deferred Taxes Receivable		5,852
Other Current Assets		1,381
Loans & Advances		23,171
Accrued Liabilities and Other		(8,275)
Net Cash Used in Operating Activities		(2,489)
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		-
Effect of exchange rate changes on cash and cash equivalents		13,056
Net Increase in Cash and Cash Equivalents		10,567
Cash and Cash Equivalents - Beginning of period		575,359
Cash and Cash Equivalents - End of period	$	585,926

Supplemental Cash Flow Information:

Cash paid for :		
Income Taxes	$	6,043
Interest	$	-

The accompanying notes are an integral part of this financial statement.

Motilal Oswal Securities International Private Limited
Notes to Financial Statements
March 31, 2017

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Securities Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, other receivables, accounts receivable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(e) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is required to file taxes in the U.S. and is subject to certain minimum taxes. The Company had no uncertain tax positions at March 31, 2017, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in India subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(g) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The realized and earned revenues recorded has a persuasive evidence of an arrangement, delivery of the services has occurred, the price of such services is fixed and determinable and collectability is reasonably assured. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(h) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S.dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of operations and comprehensive loss in the amount of $250 for the year ended March 31, 2017 and are included in Other General Administrative expenses.

(i) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

(j) Recent Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – PREPAID EXPENSES.

The Company has Prepaid Expenses of $11,850 as of March 31, 2017. It consists of a Rent deposit of $5,555 and vendor prepayments of $6,295.

NOTE 4 – LOANS AND ADVANCES-RELATED PARTY

These loans to a Related Party currently represents taxes deducted and paid and subject to reconciliation at year-end due from the Parent Company for future offsetting operational matters. hence there are no specific repayment terms, hence due on demand.

NOTE 5 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items and requires that the ratio of aggregate indebtedness. At March 31, 2017, the Company had net capital of $429,083 which was $179,083 in excess of its required net capital of $250,000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $279,918 in the form of Advisory Fees for the year ended March 31, 2017. As of March 31, 2017, the Company is owed $41,379 of Advisory Fees.

The Company paid rent to the Parent of approximately $11,000 and Business Support Fees of approximately $2,700 during the period ended March 31, 2017.

NOTE 7 – COMMITMENT AND CONTINGENCIES

The Company is obligated under an operating lease for office space in Mumbai, India which expires June 30, 2019.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending March 31,	
2018	11,000
2019	11,000
2020	2,750
	$24,750

Rent expense for the year ended March 31, 2017 amounted to approximately $11,000 under this lease.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2017:

Current expense	$6,043
Deferred expense	7,391
Provision (benefit) for income taxes	$13,434

The Company's total deferred tax assets and liabilities at March 31, 2017 are as follows:

Deferred tax assets	$12,825
Valuation allowance	----
	$12,825
Deferred tax liabilities	----
Net deferred income tax asset	$12,825

Management believes a valuation allowance is not deemed necessary as the Company expects to receive the full benefit of the deferred tax asset. The change (decrease) in the deferred tax asset for the year ended March 31, 2017 amounted to ($5,852).

NOTE 9– STOCKHOLDER'S EQUITY

The Company is a corporation formed under Indian law with 10,000,000 shares authorized with a par value of $0.2028. As of March 31, 2017 there are 4,569,200 shares issued and outstanding.

NOTE 10– SUBSEQUENT EVENTS

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through June 13th, 2017. There have been no material subsequent events which require recognition or disclosure.

SCHEDULE I

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2017

Net Capital		
Total Shareholders' Equity		$ 652,742
Deductions and Charges		
Non-allowable assets:		
Prepaid Expenses and Other Assets	$ 98,880	
Deferred Taxes Receivable	12,825	
Total non-allowable assets		111,705
Net Capital before Haircut on Securities Owned (Tentative Net Capital)		541,037
Haircuts on Securities		
Foreign currency position	111,954	
Total Haircuts on Securities Owned		111,954
Net Capital		429,083
Computation of Alternative Net Capital Requirement		
Net Capital Requirement		250,000
Net Capital in Excess of Requirement		$ 179,083
Net Capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 129,083

SCHEDULE II

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

March 31, 2017

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of March 31, 2017

Net Capital as reported in Company's Part II (unaudited) Focus report	$ 429,083
Net capital computation contained herein	$ 429,083

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as amended by the Company June 13, 2017.

SCHEDULE III

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

INFORMATION RELATING TO COMPUTATION FOR DETERMINATION OF REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, New York 10022
212.868.3669
212.838.2676/ Fax
www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Motilal Oswal Securities International Private Limited

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) Motilal Oswal Securities International Private Limited identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Motilal Oswal Securities International Private Limited claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Motilal Oswal Securities International Private Limited stated that Motilal Oswal Securities International Private Limited met the identified exemption provisions from April 1, 2016 through March 31, 2017 without exception. Motilal Oswal Securities International Private Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Motilal Oswal Securities International Private Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
June 13, 2017



MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Rule 15c3-3 Exemption Report

For the year ended March 31, 2017

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been throughout the year ended March 31, 2017 without exception.



AJAY MENON
CCO


MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED


NOTARY * GOVERNMENT OF INDIA


ATTESTED BY ME
31/05/18
R. K. GUPTA
Regd. No. 7757 B.A., LL.B.
ADVOCATE AND NOTARY
GOVT. OF INDIA
Add.: J. M. Nagar, S. M. Rd., Kokri Agar,
Sion Koliwada, Mumbai -400037




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